Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

August 25, 2016

Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                    NuShares ETF Trust; File Nos. 333- 212032 and 811-23161

Dear Ms. White:

On behalf of our client, NuShares ETF Trust (the “Registrant”), we are responding to Staff comments we received over the phone on August 19, 2016, regarding (i) the Registrant’s correspondence letter responding to the Staff’s comments on the Registrant’s initial filing on Form N-1A, and (ii) the amended filing on Form N-1A (the “Amended Filing”), both of which were filed with the U.S. Securities and Exchange Commission (“Commission”) on August 12, 2016, for the purpose of registering shares of the NuShares Enhanced Yield U.S. Aggregate Bond ETF (the “Fund”).

Your comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Amended Filing.

Comments on Tandy Representations

1. Please revise the Registrant’s tandy representations included in this correspondence letter to reflect more closely the requested tandy representations provided in the Staff’s comment letter dated July 15, 2016.

Response:  The requested tandy representations have been added.

Prospectus Comments

Principal Investment Strategies (pp. 2-3)

2. Please state here, as you do on page 6, that “under normal market conditions… [the Fund] will (i) invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in fixed income securities and (ii) invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in U.S. dollar-denominated securities that are publicly offered for sale in the United States.”

Response:  The requested change has been made.

3. Please provide a “white paper” or similar documentation that describes the Enhanced Index’s methodology.

Response:  The Registrant will provide the SEC staff with a white paper describing the Enhanced Index’s methodology as soon as it becomes available from the index provider.

4. The Staff notes that the Enhanced Index’s rules-based methodology allocates weights to categories “to achieve a higher yield.” Please revise the disclosure to clarify the proper comparison to which the Index seeks a “higher” yield.

Response:  The requested change has been made.

5. The Staff notes that the description of the Enhanced Index includes two references to the assignment of weights at the category level and suggests revising the second instance to eliminate any redundancy.

Response:  The requested change has been made.

SAI Comments

Investment Restrictions (p. S-3)

6. The Staff notes that the Registrant added “securities issued by other investment companies” to the list of issuers that should not be part of an industry for purposes of the Fund’s fundamental policy on concentration. Please note that with respect to concentration, it is the Staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.) Accordingly, please remove the above reference to “securities issued by other investment companies” from the limitation on the Fund’s concentration policy.

Response:  The requested change has been made.

Sub-Adviser (p. S-45)

7. Please disclose the rate of the Sub-Adviser’s fee.

Response:  Item 19(a) of Form N-1A specifically requires fee disclosure for affiliated investment advisers to be aggregated. Because the rate of the Adviser’s fee is disclosed and the Sub-Adviser is an affiliate of the Adviser, the Registrant believes the current disclosure complies with the requirements of Form N-1A; however, per the Staff’s request, the Registrant has disclosed the rate of the Sub-Adviser’s fee separately from that of the Adviser.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission Staff, the Staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and in the event the Registrant requests acceleration of the effective date of the pending registration statement, the Registrant, on behalf of the Fund, acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert Commission Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Chris Rohrbacher, Esq.
K. Michael Carlton, Esq.

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